Exhibit 99.1

Tiziana Life Sciences Ltd. Regains Compliance with Nasdaq Listing Minimum Bid Price Rule

NEW YORK, April 24, 2023 -- Tiziana Life Sciences Ltd.. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces that it has received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department informing the Company that it has regained compliance with the Nasdaq listing minimum bid price requirement for continued listing on the Nasdaq Capital Market exchange.

Tiziana was previously notified by Nasdaq on June 14, 2022 that it was not in compliance with the minimum bid-price listing rule (under Rule 5550(a)(2)) because its common stock failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. To regain compliance, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least ten consecutive trading days which was met on April 20, 2023.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery.  Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com